Kinetic Concepts, Inc.
8023 Vantage Drive
San Antonio, Texas 78230

July 9, 2010

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission Division of Corporate Finance 100 F. Street N.E. Washington, D.C. 20549 Mail Stop 4631 Attention: John Hartz Senior Assistant Chief Accountant

RE:	Kinetic Concepts, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 File No. 1-9913

Ladies and Gentlemen:

Kinetic Concepts, Inc. (the “Company”) has received and reviewed the comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter from John Hartz, Senior Assistant Chief Accountant, dated June 10, 2010, regarding the Commission’s review of the above-referenced Company filings (the “Comment Letter”).  The Company hereby submits its responses to the Staff’s comments contained in the Comment Letter, as set forth below. For the convenience of the Staff, each of the Staff’s comments has been reproduced below and is set forth in italics immediately prior to the Company’s response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Item 1. Business, page 4
Information With Respect To Our Business In General, page 24
Intellectual Property, page 24

1.
In future filings, please clarify when your intellectual property rights, including your V.A.C.  Therapy patents, are set to expire.  See Item l0l(c)(1)(iv) of Regulation S-K.  Please show us in your supplemental response what the revisions will look like.

Response: In future filings, we will expand our disclosures regarding the duration and effect of our patents.  Following is an example of our revised disclosure.

Revised Disclosure:

We have patents relating to our NPTP products, in the form of owned and licensed patents, including over 85 issued U.S. patents and approximately 175 U.S. patent applications pending.  Our worldwide patent portfolio (including owned and licensed patent assets) relating to our NPTP products includes more than 850 issued patents and approximately 1,100 pending patent applications, including protection in Europe, Canada, Australia, Japan and the U.S.  Most of the V.A.C. Therapy patents in our patent portfolio have a term of 20 years from their date of priority.  The patents we license from Wake Forest, which relate to the basic NPWT functions found in our V.A.C. Therapy products, expire in November 2012 in certain international markets and June 2014 in the U.S.

Item 7. Management’s Discussion and Analysis, page 51
Critical Accounting Estimates, page 70
Goodwill, page 71

2.
To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value and goodwill for the reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures in future filings:

●	Identify the reporting unit, the corresponding reportable segment, and the amount of goodwill allocated to each such reporting unit.
●	Disclose the percentage by which estimated fair value exceeds carrying value as of the most-recent step-one test for each reporting unit.
●	Describe the assumptions that drive the estimated fair value for each reporting unit.
●
Discuss any uncertainties associated with the key assumptions for each reporting unit.  For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions.

●	Discuss any potential events, trends and/or circumstances that could have a negative effect on the estimated fair value of each reporting unit,

●	Disclose any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination.  Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response: In future filings, to the extent that any of our reporting units have estimated fair values that are not substantially in excess of their carrying value and goodwill for the reporting units, in the aggregate or individually, which could materially impact our operating results or total shareholders’ equity, we will provide the disclosures identified in the Commission’s comment above.

In future filings, if we have determined that estimated fair values substantially exceed carrying values for all of our reporting units, we will disclose that determination based on guidance within Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification.

3.
Please also provide similar disclosures, as applicable, for any intangible assets or asset groups for which you have determined that estimated fair values are not substantially in excess of carrying values to the extent they could materially impact your operating results or total shareholders’ equity.

Response: In future filings, we will also provide similar disclosures, as applicable, for any intangible assets for asset groups for which we have determined that estimated fair values are not substantially in excess of carrying values to the extent they could materially impact our operating results or total shareholders’ equity.

Note 1. Summary of Significant Accounting Policies, page 81
Note l(f). Fair Value of Financial Instruments, page 83

4.	Please revise future filings to provide financial instrument fair value disclosures as of each balance sheet date as required by ASC 825-10-50.

Response: In future filings, the Company will provide financial instrument fair value disclosures as of each balance sheet date as required by ASC 825-10-50.

Note 1(k). Goodwill and Other Intangible Assets, page 84

5.
Please provide us a comprehensive explanation of how you determined your reporting units in accordance with ASC 350-20-35-34.  Please also explain to us, and clarify in future filings, whether each of your reportable segments is an operating segment or includes an aggregation of operating segments.

Response: Our reporting units are consistent with our operating segments.  In accordance with ASC 350-20-35-34, a component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete information is available and segment management regularly reviews the operating results of that component.  We have three operating segments, Advanced Healing Solutions, Therapeutic Support Systems and Regenerative Medicine. These represent the lowest level at which segment management regularly reviews the operating results and for which discrete financial information is available.  In addition, our management structure is aligned to support these segments, as each operating segment is managed by a Global Business Unit President (Segment Manager as defined by ASC 280-10-50-7), who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts and plans for  the segment. Each of these segments also requires unique marketing programs and differentiated technologies.

In future filings, the Company will also clarify that its reportable segments are represented by each of its three operating segments, or strategic business units.

Note 5. Long-Term Debt. page 94

6.
In addition to your disclosure of the actual leverage ratio of debt to EBITDA, please revise future filings to disclose the actual fixed charge coverage ratio, EBITDA to fixed charges, particularly if a violation is reasonably possible.  This disclosure will allow readers of your financial statements to assess the headroom between the actual and required amounts under your credit facility covenants.  Please also revise future filings to clarify whether the leverage ratio used to determine limits on dividends and capital stock repurchases is the same as the leverage ratio used to determine an event of default under your credit agreement.

Response: As required by Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350, if it becomes reasonably likely that the Company will not be in compliance with a material debt covenant, disclosures about the ratios will be included in future filings to allow readers of our financial statements to assess the headroom between the actual and required amounts under our credit facility covenants.  Based on the amount of headroom for our leverage ratio of debt to EBITDA and our ratio of EBITDA to fixed charges at December 31, 2009 and our projections of headroom for these ratios in the future, it was not reasonably likely that a violation of these ratios will occur.  The headroom percentage of the leverage ratio of debt to EBITDA and ratio of EBITDA to fixed charges was 24% and 95%, respectively.  Therefore, we propose that future disclosure of these ratios is not required in future filings unless a violation becomes reasonably likely.

Additionally, in future filings, we will provide confirmation that the leverage ratio used to determine limits on dividends and capital stock repurchases is the same as the leverage ratio used to determine default under our credit agreement.  However, we are required to make pro forma adjustments to the leverage ratio to take any proposed transaction into account.  Therefore, we feel it is still important for us to disclose that this leverage ratio is on a pro forma basis.

Note 6. Derivative Financial Instruments, page 98

7.	Please revise future filings to provide the disclosures required by ASC 815-10-50 for each reporting period.

Response:  While we believe our disclosures in the 2009 Form 10-K were adequate under the transition provisions of ASC 815-10-65, we confirm that our 2010 Form 10-K and subsequent filings will include the disclosures required by ASC 815-10-50 for each reporting period for which they are required.

Note 7. Fair Value Measurements, page 101

8.	Please revise future filings to provide the disclosures required by ASC 820-10-50 for each reporting period.

Response: In future filings, the Company will provide the disclosures required by ASC 820-10-50 for each reporting period.

Item 15. Exhibits and Financial Schedules, page 126

9.
Your exhibit list indicates that exhibit 10.8, incorporated by reference to exhibit 10.29 to Amendment No. 4 to the Form S-1 filed February 23, 2004, is covered by a confidential treatment order.  Please provide us a copy of the confidential treatment order covering this exhibit.

Response: The Company has supplementally provided a copy of the confidential treatment order.

10.
It appears that you have omitted the schedules and exhibits referenced in your Credit Agreement dated May 19, 2008 (exhibit 10.37).  Please file with your next periodic report or with a Form 8-K a complete copy of this credit agreement, which should include all schedules and exhibits referenced therein. See Item 601(b)(10) of Regulation S-K.

Response: The Company will file a complete copy of the Credit Agreement, including the schedules and exhibits referenced therein, with the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2010.

11.
In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.  In this regard, we note that paragraphs 4(d) and 5 have been modified from the required text.  Please also comply with this comment in your future quarterly reports on Form 10-Q.

Response: In future filings, the Company will file the required certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Executive Compensation, page 21

12.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: The Compensation Committee, together with the Chairman of the Audit and Compliance Committee and executive management, have considered risks arising from the Company’s compensation policies and practices for its employees and have concluded that the compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. In connection with the Company’s adoption of performance-based compensation for employees, an important objective of the Committee was ensuring that none of the targets would pose excessive risks. The Compensation Committee discussed the relationship between the Company’s compensation and benefits programs and its risk profile with input from the Chairman of the Audit and Compliance Committee and executive management. During its review, the Compensation Committee focused upon our short-term incentives, long-term incentives, and change-in-control benefits as having the greatest potential to create incentives for individual or collective risk taking. Following a thorough review of these and the other components of the Company’s compensation and benefits program, the Compensation Committee determined that the program does not create any incentives with respect to individual or collective behavior that are reasonably likely to have a material adverse effect upon either our risk profile or our overall approach to risk management.

Elements of Compensation, page 23

13.
We note that you benchmark elements of your executive compensation against targeted percentiles of the peer group data you collect.  In future filings, please disclose the target percentile for each element of compensation and total compensation for each named executive officer, and also disclose where actual compensation amounts fall relative to benchmarked levels for each named executive officer.  In addition, to the extent amounts fall significantly above or below targeted amounts, please discuss the reasons for such variance.  Please show us in your supplemental response what the revisions will look like.

Response: In future filings, the Company will disclose the target percentile for each element of compensation and total compensation for each named executive officer, and also disclose where actual compensation amounts and target bonus percentages fall relative to benchmarked levels for each named executive officer.  In addition, to the extent amounts fall significantly above or below targeted amounts, the Company will discuss the reasons for such variance.  Revised disclosure is set forth below.

Revised Disclosure:

Executive Base Salaries

Executive base salary levels are set to be competitive, with reference to the market analyses obtained by the Compensation Committee. In 2009, base salaries were targeted at the Peer Group market median, taking into account the competitive environment and the experience and accomplishments of a particular executive. The base salary levels of KCI executives also reflect a combination of other factors including the executive’s position and responsibilities, experience, specific competencies, comparable salaries of other KCI executives, KCI’s overall annual budget for merit increases and the executive’s individual contributions to KCI’s performance. Base salary is an element of compensation used to determine the annual incentive bonus (as a percentage of salary) for the named executive officers. The weight given to each of these factors varies by the individual executive, as the Compensation Committee deems appropriate. Formal performance reviews of the Chief Executive Officer are completed by the Board of Directors, and the Chief Executive Officer completes reviews for all other executive officers. Performance reviews are conducted annually to assess these factors, along with the market data obtained by the Compensation Committee. Based on the performance reviews, the Compensation Committee approves and adopts, or makes recommendations to the Board of Directors for adjustments to, executive base salaries, which are typically made effective on April 1 of each year. Assessment of each executive’s individual performance includes consideration of the executive’s contributions to Company financial performance and Corporate Scorecard Objectives, as well as judgment, creativity, effectiveness in leading and developing subordinates, execution capability, contributions to improvements in the quality of KCI’s products, services and operations, and consistency of behavior with KCI’s guiding principles.

In 2006, KCI hired Catherine M. Burzik as President and Chief Executive Officer. Her base salary in 2007 was $800,000 through April 1, 2008, at which time her salary was increased to $845,000 through April 1, 2010. Effective April 1, 2010, Ms. Burzik’s base salary was increased to $895,000. Based on market analyses obtained by the Compensation Committee, Ms. Burzik’s base salary during 2006, 2007 and 2008 was between the 55th and 62nd percentile, and in 2009 Ms. Burzik’s base salary was in the 47th percentile.  As of April 1, 2010, Ms. Burzik’s base salary is in the 62nd percentile, which reflects her high level of competence and deep management experience in leading large business organizations.

In 2009, the base salaries for Mr. Landon, Mr. Genau, Ms. Colleran and Mr. Seidel were in the 49th, 59th, 51st and 47th percentile, respectively.  All of these comparisons were within an expected range of the targeted median level, and were established in light of individual roles, responsibility levels and relative experience in each role. In 2009, the Compensation Committee authorized base salary increases for Ms. Burzik and Mr. Landon of 2.5% and 10%, respectively. Ms. Burzik declined the salary increase and Mr. Landon declined half of the authorized increase of his salary. The base salaries of Mr. Landon, Ms. Colleran and Mr. Seidel were increased by 5%, 6% and 10%, respectively. The increases, which were made as a result of outstanding performance in 2008, did not result in a significant change to KCI’s compensation position within its peer group.

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Annual Incentive Bonus for Executives

KCI’s annual incentive bonus program is designed to focus the attention of each executive on goals and activities that are critical to KCI’s success. The Compensation Committee sets the corporate financial performance targets and personal objectives for the Chief Executive Officer and for other executives based on recommendations from the Chief Executive Officer and Human Resources. These performance targets and objectives are designed to encourage strong financial results and maximize long-term shareholder value.  In 2009, target bonus percentages (as a percentage of base pay) for each executive officer were generally targeted to approximate the 62.5th to 80th percentile of market for comparable positions based on the benchmark data provided by the Company’s compensation consultant.  Based on this market analysis, the Compensation Committee set target bonuses for the named executive officers at 80% of base pay for 2009, except for the Chief Executive Officer whose target bonus was set at 110% of base pay for 2009.  As a result, the target bonus percentages for Ms. Burzik, Mr. Landon, Mr. Genau, Ms. Colleran and Mr. Seidel were the 63rd, 69th, 80th, 54th and 62nd percentile, respectively.  The amount of the bonus actually paid to each named executive officer in 2009 was not determined with reference to the market data but rather with regard to the realization of the Company objectives and personal objectives described below. Based on the recommendations of the Company’s compensation consultant and current trends in executive compensation, under the Company’s 2010 Annual Incentive Bonus Guidelines, target bonuses for the named executive officers will generally remain in a range between 80% and 110% of base salary. The Compensation Committee expects that the target bonus percentile of salary may change in the future.

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Executive Long-Term Incentives

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The Compensation Committee targets long-term incentive compensation for named executive officers between the 50th and 75th percentile of market for comparable positions based on the benchmark data.  The value actually realized with respect to stock-based awards will depend on the Company’s achievement of goals and stock price performance-based return.

The Committee exercises judgment in determining the levels of annual equity grants, considering the competitiveness of grants relative to comparable positions within the benchmark data, relative job responsibilities, an executive’s target cash and total compensation levels and an assessment of each executive’s performance and potential, as well as retention considerations.  In addition to market and individual considerations, the Committee also evaluates annual burn rates (share usage) and compensation expense in making annual executive compensation determinations.

In 2009, the Black-Scholes grant values of long-term incentive compensation equity grants for Ms. Burzik, Mr. Landon, Mr. Genau, Ms. Colleran and Mr. Seidel were in the 9th, 29th, 21st, 33rd, and 57th percentile, respectively.  The Black-Scholes value of Mr. Seidel’s equity grant in 2009 was higher than the other named executive officers’ relative to market median due to his increased responsibilities as Executive Vice President, Chief Administrative Officer in

addition to his prior responsibilities as General Counsel.   For the other named executive officers, the deviation from the market median for 2009 long-term incentive awards occurred because the Compensation Committee gave substantial weight to a number of factors other than market data to determine the size and type of equity grants, including the accounting and compensation expense impact of each award, tax consequences, potential dilutive effects, burn rate under the Company’s equity plans, and potential future stock values.  At the time the Compensation Committee determined annual equity grants for 2009, the Company’s per share price was relatively low compared to recent history, which resulted in a lower Black-Scholes valuation than would be associated with the equity grants in a year when the stock price was not depressed, as it was at the time of the 2009 annual grant.

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Total Compensation

The Company’s target pay philosophy positions total compensation for its executive officers between the 50th and 75th percentiles of market. Actual compensation may fall outside that range based on a variety of factors, including individual performance, additional responsibilities and length of tenure in a particular position.  In 2009, the actual total direct compensation, including salary, bonus and long term incentive compensation, for each of Ms. Burzik, Mr. Landon, Mr. Genau, Ms. Colleran and Mr. Seidel was in the 21st, 43rd, 39th, 45th, and 57th percentile, respectively.   The deviation from the market median for 2009 actual total direct compensation is attributable to the Company’s award of long-term incentive equity grants at a low level relative to market data, as discussed above.    The Company believes that all named executive officers are appropriately compensated based on their roles in the organization and against benchmark market data.

Annual Incentive Bonus for Executives, page 24

14.
We note that one of the measures constituting your Consolidated Financial Metric is consolidated cash flow, which is calculated based on adjusted EBITDA.  In future filings, please clearly explain how you calculate EBITDA for purposes of determining consolidated cash flow under your annual incentive bonus program.  See Instruction 5 to Item 402(b) of Regulation S-K.  Please show us in your supplemental response what the revisions will look like.

Response: In future filings, the Company will explain how it calculates EBITDA for purposes of determining consolidated cash flow under the annual incentive bonus program.  The consolidated cash flow footnote will be revised to include the calculation, as set forth below.

Revised Disclosure:

(3) Consolidated cash flow is defined as Consolidated EBITDA (as defined in our Senior Credit Facility), less capital expenditures, and excludes costs associated with any significant and unusual items as determined by the Compensation Committee. For purposes of determining consolidated cash flow, Consolidated EBITDA is defined in our Senior Credit Facility to include net earnings (loss) adjusted to exclude the impact of interest income, interest expense, foreign currency gain (loss), income taxes, depreciation and amortization expenses, and all other non-cash charges and expenses (including non-cash option and stock-based compensation expenses).

Grants of Plan-Based Awards in 2009, page 37

15.
We note your disclosure on page 25 that your “2009 Annual Incentive Bonus Guidelines do not provide for bonuses if [you] fail to attain at least 80% of the CFM performance targets.” Based on this disclosure, it appears that your grants of plan-based awards table should present a threshold figure under the non-equity incentive plan column to reflect potential annual bonus payments in the event only 80% of your CFM performance targets have been met.  Therefore, please advise us or revise your disclosure in future filings accordingly.

Response: KCI’s 2009 Annual Incentive Bonus Guidelines did not provide for a threshold amount payable.  Rather, the disclosure respecting the 80% of CFM performance target is clarifying that the 5% increase or decrease, as applicable, for each 1% of outperformance or underperformance relative to the CFM performance metric can result in zero bonus award (as disclosed in the prior sentence on page 25).  In context, the disclosure from page 25 reads as follows:

The calculated earned payout based on each CFM performance metric is adjusted 5% for each 1% of outperformance or underperformance, as the case may be, against the CFM performance target.  The 2009 Annual Incentive Bonus Guidelines do not provide for bonuses if KCI fails to attain at least 80% of the CFM performance targets.

For example, a 20% underperformance relative to the CFM performance targets would yield a 100% reduction in bonus payout (i.e., 5% reduction in payout for each 1% of underperformance).  Similarly, a 10% outperformance relative to the CFM performance targets would yield a 50% increase in bonus payout.  The 2009 Annual Incentive Bonus Guidelines do not specify a threshold amount or a maximum amount.  Therefore, we intentionally left out a threshold and maximum column of our Grant of Plan-Based Awards table on page 37 of our Definitive Proxy Statement on Schedule 14A because the bonus payouts may theoretically range from zero to infinity.  We are relying on Section 220.02 of the Staff’s Compliance and Disclosure Interpretations of Regulation S-K, which states:

If plans do not include thresholds or maximums (or equivalent items), the registrant need not include arbitrary sample threshold and maximum amounts.  For example, for a non-equity incentive plan that does not specify threshold or maximum payout amounts, threshold and maximum levels need not be shown as

“0” and “N/A” because the payouts theoretically may range from nothing to infinity. Rather, an appropriate footnote should state that there are no thresholds or maximums (or equivalent items).

We would respectfully draw your attention to footnote 3 in the Grants of Plan-Based Awards in 2009 table on page 37, where we disclose “The 2009 Annual Incentive Bonus guidelines and the 2009 Equity Incentive Plan Option Awards do not provide for a threshold; therefore, these columns are left blank intentionally.”

Certain Relationships and Related Transactions, page 52
Review, Approval and Ratification of Transactions with Related Persons, page 52

16.
In future filings, please describe the standards applied by your board of directors in determining whether related party transactions should be approved, ratified, or rejected.  See Item 404(b)(1)(ii) of Regulation S-K.  Please show us in your supplemental response what the revisions will look like.

Response: In future filings, the Company will describe the standard applied by the board of directors in evaluating related party transactions by expanding the existing disclosure to include the additional disclosure below.

Revised Disclosure:

The Audit and Compliance Committee reviews transactions with related persons that may create an actual or potential conflict of interest and determines whether or not to approve or ratify those transactions.  In doing so, the Audit and Compliance Committee takes into account all relevant facts and circumstances it deems appropriate, including the approximate dollar value of the transaction and the related person’s interest in the transaction. In evaluating the related person’s interest in the transaction, the Audit and Compliance Committee considers, among other factors, whether the related person has a position or relationship with, or ownership in, a firm, corporation, or other entity that is a party to, or has an interest in, the transaction.

Company Acknowledgement

The Company hereby acknowledges that:

•           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

After you have had the opportunity to review these responses, please do not hesitate to contact the undersigned at (210) 524-9000.  Facsimile transmissions may be sent to the undersigned at (210) 255-6993.

Very truly yours,

By:	/s/ Martin J. Landon
Name:	Martin J. Landon
Title:	Executive Vice President and
Chief Financial Officer

cc:	Brett Johnson
Anne McConnell
Hagen Ganem
Andrew Schoeffler
Securities and Exchange Commission